[Correspondence to the SEC]

BLUEGATE CORPORATION
701 North Post Oak, Road, Suite 600
Houston, Texas 77024
voice: (713) 686-1100
fax: 713-682-7402

June 21, 2007

Cicely LaMothe and Yolanda Crittendon
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
Washington, D. C. 20549

Re:	Bluegate Corporation
File No. 000-22711

Dear Ms. LaMothe and Ms. Crittendon;

This letter is in response to your comments contained in the letter to our Chairman of the Board of Directors, Manfred Sternberg dated June 15, 2007.

Enclosed please find our acknowledgement letter and memorandum of responses.

Respectfully yours,

/s/ Charles E. Leibold
Charles E. Leibold
Chief Financial Officer

[Correspondence to the SEC]

BLUEGATE CORPORATION
701 North Post Oak, Road, Suite 600
Houston, Texas 77024
voice: (713) 686-1100
fax: 713-682-7402

June 21, 2007

Cicely LaMothe and Yolanda Crittendon
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
Washington, D. C. 20549

Re:	Bluegate Corporation
File No. 000-22711

Dear Ms. LaMothe and Ms. Crittendon;

This letter is in response to your comments contained in the letter to our Chairman of the Board of Directors, Manfred Sternberg, dated June 15, 2007.

We are responsible for the adequacy and accuracy of the disclosure in the filings for Bluegate Corporation.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

Bluegate Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully yours,

/s/ Charles E. Leibold
Charles E. Leibold
Chief Financial Officer

[Correspondence to the SEC]

BLUEGATE CORPORATION

Memorandum of Responses to SEC Comment letter dated June 15, 2007

SEC comment 1 - Issuance of common stock and warrants for cash, page F-20

1. We note the company had numerous issuances of warrants in fiscal year 2006 for shares of its common stock. It is unclear how you concluded that the settlement in “Unregistered Shares” was more economical. However, to the extent that there are no other factors under EITF 00-19 that would result in the warrants being classified as a liability, it would appear that your analysis under EITF 00-19 may be impacted by the adoption of FSP EITF 00-19-2. Tell us how you considered FSP EITF 00-19-2 and the disclosure requirements in evaluating the liquidated damages provision in the registration rights agreement going forward.

Bluegate response to comment 1 -

The Private Placement Memorandum (PPM) agreements allowed for the purchase of units at $0.50, consisting of common stock, warrants with an exercise price of $0.75 and warrants with and exercise price of $1.00. The registration rights agreement contain a liquidated damages provision that required us to pay 1.5% of the offering price for each month the registration statement was not declared effective and maintained effective over the life of the award. The fair values of the warrants (based on the Black-Scholes calculation) and common shares (based on the share value multiplied by the market price) were computed to allocate the proceeds of the unit on a relative fair value basis to the common stock and the warrants. The allocation to the common shares sold in the PPM was used as the 'Fair Value of an Unregistered Share'. In addition, the total amount of potential liquidated damages per share was computed based on the terms of the registration rights agreements. The fair value of the unregistered shares plus the liquidated damages per share was compared to market prices at the date of the transactions and at the end of the reporting periods to determine whether or not it was more economical to settle in unregistered shares or registered shares. The conclusion, based on the information above was that settlement in 'Unregistered Shares' was more economical, therefore the 'Liquidated Damages' provision did not create a defect in the warrant evaluation under EITF 00-19.

There are no other factors under EITF 00-19 that would result in the warrants being classified as liabilities. When evaluating FSP EITF 00-19-2, we concluded the possibility of having to pay liquidated damages at the time of our determination was remote and immaterial and therefore did not accrue a liability.

[Correspondence to the SEC]

BLUEGATE CORPORATION

The warrants issued in the transactions recorded in the period January 1, 2006 through June 30, 2006 are subject to registration rights agreements which required Bluegate to register the underlying shares by November 30, 2006 or pay liquidated damages of 1.5% of the purchase price of the investment each month the shares are not registered. As of December 31, 2006 and March 31, 2007, the potential liability related to the registration rights agreements was $4,875 and $19,500, respectively ($325,000 x 1.5% x 1 month = $4,875) and ($325,000 x 1.5% x 4 months = $19,500). Bluegate concluded that the liquidated damages was immaterial and therefore did not accrue a liability for these amounts at that time.

In May 2007, we paid liquidated damages of $29,250 ($325,000 x 1.5% x 6 months) in the form of 36,585 restricted shares of common stock covering the period from December 1, 2006 through May 31, 2007 as consideration for the delay in filing the registration statement beyond the November 30, 2006 deadline.

The warrants issued in the transactions recorded in the period from July 1, 2006 through March 31, 2007 are subject to a registration rights agreement which required Bluegate to register the underlying shares by June 30, 2007 or pay liquidated damages of 1.5% of the purchase price of the investment each month the shares are not registered.

We agree the following disclosures should be included in our future filings:

Issuance of common stock and warrants for cash:

The warrants issued in these transactions are subject to registration rights agreements which required Bluegate to register the underlying shares by (a certain date) or pay liquidated damages of 1.5% of the purchase price of the investment each month in the form of common stock the shares are not registered. If the shares remain unregistered for 24 months, Bluegate may be required pay total liquidated damages of ($To be determined) ($To be determined x 1.5% x 24 months) in the form of common stock. As of (current date of financial statements), the liability related to the registration rights agreements was $To be determined ($To be determined x 1.5% x To be determined months) and recorded in these financial statements.

[Correspondence to the SEC]

BLUEGATE CORPORATION

SEC comment 2 - Issuance of common stock for services, page F-21

2. We note that you have numerous arrangements by which non-employees receive shares of stock or other equity instruments of the company in exchange for the compensation of the goods and services that they provided. Tell us how you considered SFAS 123R and EITF 96-18 in determining the measurement date and in determining fair value.

Bluegate response to comment 2 -

The measurement date was determined to be either the date at which a performance commitment was reached by the counterparty, the date at which the counterparty’s performance was complete, or the date of the contract in the case of fully vested and nonforfeitable awards, whichever was appropriate in accordance with EITF 96-18. Fair value was determined based on the market price of the stock on the measurement date in the case of common stock awards. For option awards, the fair value was estimated using the Black-Scholes option pricing model with assumptions consistent with guidance from Appendix A of SFAS 123R.

SEC comment 3 - Exhibits 31.1 and 31.2

3. Reference is also being made to the company’s Form 10-QSB for the quarter ended on March 31, 2007. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Bluegate response to comment 3 -

In future filings, the identification of the certifying individual at the beginning of the certification will be revised so not to include the individual’s title.